

September 30, 2008

Gopal R. Dharia
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Phone: (202) 551-3353

<u>VIA FAX: (202) 772-9205</u>

Mr. Gopal Dharia:

BAXL Technology Holdings is in receipt of multiple communications from you to the company relating to the July 17th comments and requests for clarification the Securities and Exchange Commission (SEC) had on BAXL's most recent 10-K filing. While BAXL has always intended to remain compliant with all SEC requests for clarifications and timelines for responses thereof, we have had a company shutdown that effectively took place on July 14th, 2008. At that time, all senior executives of the company as well as the majority of the general workforce was laid-off due to lack of operating capital. Subsequently, the company was forced to file a Chapter 11 petition with the courts of Bridgeport, CT seeking protection from all its creditors on July 31st.

During these past 10 weeks, BAXL has not had the ability to consult with either its attorneys or accountants as it has accrued substantial unpaid debt to both of these companies over the last several months. As a fully considered and detailed response to the SEC would require the efforts of both aforementioned professional services companies as well as the efforts of our now, unemployed, senior executives, BAXL has regrettably found itself unable to meet your requests.

As of the writing of this letter it is contemplated that if BAXL cannot find a suitable acquirer of its assets within the next two-to-three weeks, it will be forced to convert to a Chapter 7 liquidation by a trustee appointed by the courts.

I will send you an update on our trajectory as the viability of a company restructuring through asset purchase is understood. Please feel free to contact me at 1-866-223-6456 if you require any further details.

Sincerely,



Gus Bottazzi
Chief Executive Officer
BAXL Technology Holdings, Inc.

 